[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

October 21, 2020

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                             Nuveen Investment Trust

    File Nos. 333-03715 and 811-07619

Dear Ms. Larkin:

This letter responds to your comments given during a telephone conversation with our office on October 2, 2020, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 20, 2020, which relates to Nuveen NWQ Global Equity Income Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund will be revised in response to your comments.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Given that Rule 35d-1 under the Investment Company Act of 1940, as amended, establishes an assets test and not an exposure test, on the third paragraph please revise the sentence “Under normal market conditions, the Fund’s minimum exposure to non-U.S. securities will be 80% of the MSCI World Index’s non-U.S. exposure, calculated on a daily basis” to reflect the Fund’s net assets instead of the Fund’s exposure.

RESPONSE TO COMMENT 1

The disclosure will be revised as follows: “The Fund may invest in securities of issuers located anywhere in the world. The minimum portion of the Fund’s net assets invested in non-U.S. securities floats based on the portion of the Fund’s benchmark (the MSCI World Index) that is composed of non-U.S. securities. Under normal market conditions, the minimum portion of the Fund’s net assets invested in non-U.S. securities will be 80% of the MSCI World Index’s non-U.S. assets, calculated on a daily basis. During periods of unfavorable market conditions, the minimum portion of the Fund’s net assets invested in non-U.S. securities will be reduced to 50% of the MSCI World Index’s non-U.S. assets. The Fund will invest in securities of companies representing at least three different countries (one of which may be the United States). The Fund may invest up to 20% of its net assets in securities of companies located in emerging markets. The Fund may invest in securities issued by companies of any market capitalization, including small- and mid-capitalization companies.”

COMMENT 2 — PORTFOLIO SUMMARY — FUND PERFORMANCE

Please clarify whether there is, or there is not, a relationship between the MSCI World Index and emerging markets.

RESPONSE TO COMMENT 2

The MSCI World Index does not include issuers located in emerging market countries. It includes large and mid capitalization companies across 23 developed markets countries.

COMMENT 3 — PORTFOLIO SUMMARY — FUND PERFORMANCE

The first paragraph of this section section states that the Fund’s performance information prior to December 13, 2013 and October     , 2020 reflects the Fund’s performance using investment strategies that differed significantly from those currently in place. Based upon a previous call, you noted that you will eliminate the reference to the October 2020 performance in future disclosure.

RESPONSE TO COMMENT 3

The disclosure will be revised as requested.

COMMENT 4 — PORTFOLIO SUMMARY — FUND PERFORMANCE

In the note to the Average Annual Total Returns table to the Fund, please explain how the MSCI World Index is the appropriate benchmark for the Fund if this index does not include emerging markets.

RESPONSE TO COMMENT 4

The MSCI World Index is commonly used across the mutual fund industry as a primary benchmark for global funds that hold securities of issuers located in both developed and emerging markets countries. Management believes that despite the lack of emerging market exposure, there is no other index that would be more appropriate for the Fund as a benchmark as the Fund’s historical and intended exposure to emerging market issuers is significantly below the emerging market exposure of comparable broad-based world indexes.

COMMENT 5 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND

Please explain supplementally how the two component management fee structure works for Nuveen.

RESPONSE TO COMMENT 5

The management fee for Nuveen mutual funds consists of two components: a fund-specific fee, based only on the amount of assets within a fund, and a complex-wide fee, based on the aggregate amount of all eligible fund assets managed by Nuveen Fund Advisors, LLC, the investment adviser of the Nuveen mutual funds. Both components include fee breakpoints that allow Nuveen mutual fund shareholders to share in expense savings over time from asset growth by both the fund and the Nuveen Fund complex. A comprehensive description of the two component management fee structure is included in each Nuveen fund prospectus. The fee breakpoint schedule for the fund-level management fee component is disclosed in each Nuveen fund prospectus and the fee breakpoint schedule for the complex-level management fee component is included in each fund’s statement of additional information.

COMMENT 6 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT SECURITIES

In the Equity Securities section it is stated that the Fund will invest in common and preferred securities issued by master limited partnerships (“MLPs”). If this is part of the Fund’s principal investment strategy, please include disclosure related to MLPs in the summary section.

RESPONSE TO COMMENT 6

The Fund does not invest in MLPs as part of its principal investment strategy. The disclosure will be revised accordingly.

COMMENT 7 — GENERAL

Please confirm the Fund will comply with the Fixing America’s Surface Transportation Act (the “FAST Act”) which requires the hyperlinking of exhibits and other information incorporated by reference into a registration statement if they are publicly available on EDGAR.

RESPONSE TO COMMENT 7

The Fund confirms that corresponding hyperlinks to the Prospectus and Statement of Additional Information will be included, as well as all the exhibits and other information incorporated by reference that are required to do so will include a hyperlink pursuant to the FAST Act.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren